Amendments to the
                       Restated Articles of Incorporation
                        of Interstate Energy Corporation
                               (the "Corporation")


   A. Article I of the Restated Articles of Incorporation of the Corporation was amended, effective April 21, 1998, to provide in its entirety as follows:

                  The name of the corporation is Interstate
                  Energy Corporation.

   B. Article IV of the Restated Articles of Incorporation of the Corporation was amended, effective April 20, 1998, to provide as follows:

                  The corporation shall have authority to
                  issue two hundred million (200,000,000)
                  shares of common stock, $.01 par value.